Exhibit 99.1

Exhibit 17.1

10/26/2022

Delivered via Email

Board of Directors: Assure Holdings Corp.

7887 E. Belleview Suite 500

Englewood, CO 80111

Attn: John Farlinger, CEO and Chief Executive Officer

Gentlemen:

I, Preston Parsons, Founder of Assure Holdings Corp. (Assure), solely because of the reasons listed below, regretfully must resign from the Board of Directors of Assure, effective immediately.

Unfortunately for shareholders, surgeons, hospitals, patients and most importantly employees of Assure, the current independent board members of Assure seem content to stand by and do nothing as this company deteriorates. I am the only board member who has been willing to stand up and challenge the current leadership and management of Assure. I have been vocal and adamant during board meetings about the issues negatively impacting the company. This sadly has fallen on deaf ears and thus I refuse to stand by and have my name continue to be associated with this debacle.

Under current leadership, Assure is suffering from poor execution and financial performance, low company morale, a toxic culture and the lack of a clear direction for the company. These problems are reflected in the company’s woeful share price performance. Since the day the current leader of the company took over, some 5+ years ago, the share price has declined 95%! How can the board members of a publicly traded company continue to support the company’s current direction? I certainly don’t. Board meetings simply rubber-stamp management proposals and are rarely constructive. The independent board members refuse to ask critical questions as to why the company is failing and have refused to objectively evaluate current leadership or hold it accountable for its failures.

I started this company in 2015 to solve several issues that plagued almost all companies in the IONM industry at that time. In the early years of the company, I made sure we focused on service. We strived for best-in-class service for the surgeon and our employees, so the patient could have the best possible surgical outcome. The design since day one was to be the first true disrupter in the industry. We had much success early on building a flourishing and profitable organization. We served thousands of patients and improved the lives of many new employees who joined Assure because we were doing things better than all other IONM companies. Unfortunately, as we sit here today under current leadership’s guidance, Assure has morphed into a company that now resembles all of the other struggling IONM companies in the industry that I never wanted us to be like. There is no vision, inspiration, or action from current leadership to be a unique IONM company and this has led to predictably dismal results.

Further, rather than focusing on improving the company’s performance, the board has spent its time looking for ways to publicly defame me. This includes diverting focus to conduct an “investigation” of a conversation I had with another shareholder. In an obvious attempt to entrench yourselves, you have concluded that it is impermissible for me as the company’s largest shareholder, to speak to the second-largest shareholder to discuss issues regarding the company’s direction and management.

It’s clear you have been more concerned with spending your time and efforts to disparage me, instead of using that time to objectively evaluate the company and leadership. That speaks volumes as to why this company continues to languish. Surgeons, patients, employees, and shareholders deserve better!

As the company’s largest shareholder, I will continue to look for ways to turn the company’s fortunes around and will consider all avenues to do so. But given the current board and senior management, I have decided that I can no longer effectively pursue this goal as a director.

Sincerely,

Preston Parsons

Founder, Assure Holdings Corp. (NASDAQ: IONM)